As filed with the Securities and Exchange Commission on June 25, 2010

Securities Act File No. 333-149374

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 5 to

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FS INVESTMENT CORPORATION

(Exact name of registrant as specified in charter)

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593	Rosemarie A. Thurston, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-149374) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 5 does not change the final prospectus filed pursuant to Rule 497 under the Securities Act on May 17, 2010. As permitted by Rule 462(d), this Post-Effective Amendment No. 5 shall become effective upon filing with the SEC.

PART C

Other Information

Item 25.    Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of FS Investment Corporation (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

PAGE
Management’s Report on Internal Control Over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2009 and 2008	F-4
Statements of Operations for the years ended December 31, 2009 and 2008 and for the period from December 21, 2007 (Inception) to December 31, 2007	F-5
Statements of Changes in Net Assets for the years ended December 31, 2009 and 2008 and for the period from December 21, 2007 (Inception) to December 31, 2007	F-6
Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period from December 21, 2007 (Inception) to December 31, 2007	F-7
Schedule of Investments as of December 31, 2009	F-8
Notes to Financial Statement	F-9

(2) Exhibits

(a)	Articles of Incorporation of the Registrant**
(a)(2)	Articles of Amendment and Restatement of the Registrant****
(b)	Bylaws of the Registrant***
(b)(1)	Amended and Restated Bylaws****
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)*******
(e)	Amended and Restated Distribution Reinvestment Plan****
(g)	Investment Advisory and Administrative Services Agreement by and between Registrant and FB Income Advisor, LLC**
(g)(1)	First Amendment to the Investment Advisory and Administrative Services Agreement****
(g)(2)	Form of Investment Sub-Advisory Agreement by and between FB Income Advisor, LLC and GSO Debt Funds Management, LLC***
(h)(1)	Form of Dealer Manager Agreement by and between the Registrant and FS2 Capital Partner, LLC****
(h)(2)	Form of Selected Dealer Agreement (Included as Appendix A to the Form of Dealer Manager Agreement)****
(j)	Custodian Agreement by and between Registrant and PFPC Trust Company*****
(k)	Form of Escrow Agreement by and between Registrant and UMB Bank, N.A.****
(k)(1)	Credit Agreement by and between Broad Street Funding LLC and Deutsche Bank AG, New York Branch******
(k)(2)	Asset Contribution Agreement by and between the Registrant and Broad Street Funding LLC******
(k)(3)	Investment Management Agreement by and between the Registrant and Broad Street Funding LLC******
(k)(4)	Security Agreement by and between Broad Street Funding LLC and Deutsche Bank AG, New York Branch******
(l)	Opinion of Miles & Stockbridge P.C.****
(n)(1)	Consent of Miles & Stockbridge P.C. (incorporated by reference to exhibit l hereto)****
(n)(2)	Consent of McGladrey & Pullen, LLP*******
(r)	Code of Business Conduct, Ethics and Statement on the Prohibition on Insider Trading*

*	Filed herewith.
**	Filed as part of initial registration statement on February 25, 2008.
***	Filed as part of Amendment No. 2 to the registration statement on Form N-2, filed on June 19, 2008.
****	Filed as part of Amendment No. 3 to the registration statement on Form N-2, filed on September 17, 2008.
*****	Filed as part of Post-Effective Amendment No. 1 to the registration statement on Form N-2, filed on November 13, 2008.
******	Filed as part of the Registrant’s Current Report on Form 8-K, filed on March 16, 2010.
*******	Filed as part of Post-Effective Amendment No. 4 to the registration statement on Form N-2, filed on April 16, 2010.

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee	$58,950
FINRA filing fee	$75,500
Blue Sky expenses	$200,000
Advertising and sales literature	$2,000,000
Accounting fees and expenses	$2,100,000
Legal fees and expenses	$3,600,000
Printing and engraving	$4,200,000
Seminars	$5,400,000
Miscellaneous fees and expenses	$5,765,550

Total	$23,400,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

Not applicable.

Item 29.    Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at June 15, 2010.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	6,869

Item 30.    Indemnification

Limitation on Liability

Our charter limits the personal liability of our directors and officers to the corporation or its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

(a)	actual receipt of an improper benefit or profit in money, property or services; or

(b)	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains a provision which limits directors’ and officers’ liability, although not to the maximum extent permitted by Maryland law, and subject to the requirements of the 1940 Act. In addition, we intend to obtain director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the board of directors or an agreement approved by the board of directors to which the corporation is a party expressly provides otherwise.

Pursuant to our charter and bylaws, we are obligated to indemnify any present or former director or officer, and certain other individuals, from and against any claim or liability to which that person may become subject or which, that person may incur by reason of his or her status as a present or former director or officer or other role on our behalf, only if all of the following conditions are met:

(a)	we have determined, in good faith, that the course of conduct which caused the loss or liability was in the Company’s best interest;

(b)	the indemnitee was acting on behalf of or performing services for the Company;

(c)	the indemnitee’s liability or loss was not the result of the indemnitee’s negligence or misconduct, in the case of directors and officers who are affiliates of FB Advisor, and gross negligence or willful misconduct for independent directors of the Company; and

(d)	such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from that of a shareholder.

Furthermore, under our charter and bylaws, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

Under our charter and bylaws, the Company may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Under our charter and bylaws, the advancement of Company funds to an indemnitee or its affiliates for legal expenses and other costs incurred as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(b)	the legal action is initiated by a third party who is not a shareholder, or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves of such advancement; and

(c)	the indemnitee or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Item 31.    Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which FB Advisor, and each director or executive officer of FB Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding FB Advisor and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-69111), and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which GSO / Blackstone Debt Funds Management LLC (“GDFM”), and each director or executive officer of GDFM, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding GDFM and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68243), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867;

(2)	the Transfer Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;

(3)	the Custodian, PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153;

(4)	the investment adviser, FB Income Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867; and

(5)	the administrator, FB Income Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

Item 33.     Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(3)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5)

that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 25, 2010.

FS Investment Corporation

BY:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ MICHAEL C. FORMAN Michael C. Forman	President and Chief Executive Officer and Director (Principal executive officer)	June 25, 2010

/S/ CHARLES JACOBSON Charles Jacobson	Chief Financial Officer (Principal financial and accounting officer)	June 25, 2010

/S/ DAVID J. ADELMAN David J. Adelman	Director	June 25, 2010

* Gregory P. Chandler	Director	June 25, 2010

* Barry H. Frank	Director	June 25, 2010

* Thomas Gravina	Director	June 25, 2010

* Michael Heller	Director	June 25, 2010

* Paul Mendelson	Director	June 25, 2010

*	Signed by Michael C. Forman pursuant to a power of attorney signed by each of the directors and filed as part of Pre-Effective Amendment No. 2 to this registration statement on June 19, 2008.